

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2023

Ziyang Long
Chief Executive Officer
Republic Power Group Ltd.
158 Kallang Way #06-08
Singapore, Republic of Singapore S349245

> **Re: Republic Power Group Ltd.**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed January 13, 2022**
> **File No. 333-266256**

Dear Ziyang Long:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 4 to Form F-1 filed January 13, 2023

Management, page 53

1. Please clarify whether Ziyang Long currently serves as the Chief Executive Officer or whether he will become the Chief Executive Officer upon the effectiveness of the registration statement as the disclosure indicates. We note that Mr. Long is identified as the current Chief Executive Officer on the signature page and that you entered an employment agreement with Mr. Long on December 1, 2021 as your CEO and interim CFO. To the extent that there are revised or new employment agreements with Mr. Long or any other executive officers, please discuss the material terms of those agreements.

You may contact Megan Akst, Senior Staff Accountant, at 202-551-3407 or Christine Dietz, Senior Staff Accountant, at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joan Wu